FOR IMMEDIATE RELEASE          Contact-Guy T. Marcus
January 13, 1997                       Vice President-Inv. Rel.
                                       (214) 978-2691

               HALLIBURTON AND CAIRN ENERGY ANNOUNCE
                SANGU AGREEMENT AND PLAN APPROVAL

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) and Cairn Energy PLC announce that on January 11, 1997 the companies signed a gas purchase and sale agreement with the Bangladesh Oil, Gas and Mineral Corporation (PetroBangla). Also, Halliburton and Cairn received development plan approval from PetroBangla for the Sangu gas field in Block 16 offshore Bangladesh.

     The signing ceremony was witnessed by Sheik Hasina, Honorable Prime Minister of the People's Republic of Bangladesh and The Right Honorable John Major, Prime Minister of the United
Kingdom.

     In July 1996 Halliburton entered into a contract-to-produce agreement with Cairn that was conditional upon obtaining the January 11 approvals. Also, in order to align the interests of Halliburton and Cairn under the contract-to-produce agreement, Halliburton has agreed to acquire a 25 percent interest in the Sangu field from Cairn.

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     The Sangu gas field is located in the Bay of Bengal
approximately 45 kilometers to the southwest of the port of Chittagong. All of the parties to these agreements are currently pursuing a fast-track development program with a target of delivering first gas by pipeline to the City Gates in Chittagong by April 1998.

     Dick Cheney, Halliburton Company's chief executive officer, stated, "Halliburton's participation in the development of the Sangu gas field, as well as production related activities, is an exciting opportunity to provide the Company's broad range of integrated services capabilities in its alliance with Cairn. We look forward to working with all parties over the life of the field."

     Bill Gammell, chief executive of Cairn, said today, "We are committed to the development of the Sangu gas field and the continuation of Cairn's aggressive 1997 exploration program on Blocks 15 and 16 in Bangladesh."

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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